Exhibit 99.1

Red White & Bloom Completes Platinum Vape Management Transition, Reduces US$12.5 Million of Liabilities

•Ramps up production of Platinum Vape products in Michigan to meet increased demand

•Strengthens balance sheet and redeems US$5 million in convertible debentures preventing the issuance of 8.8 million shares under the conversion feature

TORONTO, October 18, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTCQX: RWBYF) (“RWB” or the “Company”), a multi-state cannabis operator and house of premium brands, has completed an agreement for the transition of the management at its Platinum Vape(1), LLC (“Platinum Vape” or “PV”) acquisition and group of companies, settled all additional PV acquisition purchase price consideration, and redeemed US$5 million of convertible debentures that were previously convertible at US$0.57 per share.

“Platinum Vape experienced unprecedented growth over the last couple of years, and our acquisition of PV last year was a watershed event for RWB,” stated Brad Rogers, Red White & Bloom CEO and Chairman. “In addition to the current changes, we expect the further transition for management of the PV segment into a state-specific focus will allow for the expansion of the brand to each state in which RWB operates, while facilitating compliance for the regulatory and marketing nuances that are unique to each jurisdiction.”

Rogers added, “We continue to strengthen our balance sheet with the elimination of any additional consideration payable related to the acquisition of PV, including elimination of the US$7.5 million earn-out payment -- currently booked as a liability on the balance sheet, which could have been up to US$25 million if certain sales milestones were met -- and redemption of the US$5 million of convertible debentures.”

Increased Production

Strong demand in Michigan and California is outpacing supply of RWB’s award-winning PV brands. RWB, through its licensing agreement in Michigan, expects to see an increase in production to over 450,000 PV vape carts per month in November and has made expansion of the PV brand a top priority.

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(1) https://houseofplatinum.com/

Management Additions

“We know how valuable each and every member of our company is to our continuing success,” Rogers noted.  “In this time when so many companies are struggling to attract and retain their staff, we are proud to welcome our new team members, congratulate the existing RWB management team members who have taken on expanded roles, and thank all members of our team for their dedication and hard work as we continue to drive growth of both PV and overall results in each state.”

RWB’s new management appointments include:

Shea Alderete and Joaquin Rodriguez have been brought on board as Co-General Managers of RWB California day-to-day operations.

•Shea Alderete is a dedicated, philanthropic entrepreneur with 20+ years of cannabis industry experience. Previously, Alderete had a professional career in baseball and recognized that there was a gap in the market for anti-inflammatory pain relief medications, which inspired him to focus on the science behind cannabis.  Alderete has long-term experience working with some of the most reputable brands in the cannabis industry such, as Moxie and HGH, where he set the innovative standard for cannabis extraction and formulation methodologies and paved the way for their success. Coming from humble roots and family-owned businesses, he has built his success on being a leader among his teams and peers and is known for his exceptional follow through. Alderete has won numerous cannabis product awards with the Cloud Vapes brand, which today is a profitable USD$70M-a-year business. Additionally, he has won the Chalice Cup of California for the best Concentrate products, as well as the 2016 International Canada Karma Cup for the best vaporizer and terpenes.

•Joaquin Rodriguez is a passionate and visionary leader with four years of direct operations experience in the cannabis industry and an additional seven years of cannabis economic market research.  Cutting his teeth in the extraction space, he successfully developed and built four distillation labs and managed 24-hour production operations in addition to brand operations, new product development and formulations intellectual property development alongside his business partner.  Educated in mechanical engineering and business economics, he is well-suited for his operations role.  The combination of engineering, business economics education and years of practice in the field gives Alderete a unique mindset for creative problem solving and business strategy.

•Craig Rosevear has been appointed RWB West US Regional Controller. Rosevear, a Certified Public Accountant, has an extensive background in finance and administration across varying industries, including gaming, manufacturing, consumer business, technology, and not-for-profit. He began his career with Deloitte before taking accounting and finance leadership roles at large public and private companies such as Caesars Entertainment, Ahern Rentals, and Scripps Research.  His experience in many different industries gives him a unique perspective for improving efficiency in accounting, finance and operations.

Rosevear holds a B.S. in Accounting from the Marshall School of Business at the University of Southern California.

Transaction Details

The former owners (“Sellers”) of the Platinum Vape Group and RWB executed an agreement under which the parties have agreed to a transition plan, including their resignations as directors and officers from all RWB entities, as well as a waiving of any further consideration as it pertains to the potential earn-out that formed part of the original purchase consideration, which was previously recorded as a US$7.5 million liability on the company’s financial statements. As part of this agreement, the Company redeemed US$5 million of convertible debentures that were previously convertible at US$0.57 per share and facilitated the private purchase of US$10 million of convertible debentures, representing the balance of the debentures, with an arm’s length institutional investor.

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About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

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FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.